SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – TEF- Definitive agreement with Vivendi, S.A.	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event registered by Telefónica, S.A. on August 29, 2014 (registration number 210238), Telefónica, S.A. informs that a definitive agreement with Vivendi, S.A. for the acquisition by Telefonica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly referred to as “GVT”) has been formalized.

The acquisition value of the 100% of GVT will be the one contained in the Offer submitted to GVT on August 28, 2014, i.e., a consideration in cash of 4,663 million euros and newly issued shares representing 12.0% of the share capital of Telefónica Brasil, S.A. after its combination with GVT.

As announced in previous Significant Events, the cash consideration will be funded through a capital increase at Telefónica Brasil, S.A. in which Telefónica, S.A. will subscribe its proportional share, funded, in turn, through a capital increase.

Moreover, it is hereby informed that Vivendi, S.A. has accepted Telefonica, S.A. offer of acquiring a stake in Telecom Italia, S.p.A. (“Telecom Italia”), in particular, the acquisition of 1,110 million ordinary shares of Telecom Italia, currently representing a stake of 8.3% of Telecom Italia voting share capital (corresponding to 5.7% of its total share capital). This is in exchange for a 4.5% of the share capital of the company resulting from the combination between Telefónica Brasil, S.A. and GVT that Vivendi, S.A. will receive and which represents all the ordinary shares received by Vivendi, S.A. and a number of preferred shares (representing 0.7% of such class of shares).

The closing of the transaction is subject to obtaining the relevant regulatory authorizations (including telecommunications and anti-trust) and to the fulfilment of other customary conditions in this type of transactions.

Madrid, September 19, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 19, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors